Mail Stop 3561

July 30, 2009

Mr. Daryl K. Gisser, Chief Executive Officer
Gisser Automotive Concepts, Inc.
52 Edison Court
Monsey, New York 10952

> **Re:** **Gisser Automotive Concepts, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 23, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed July 29, 2009**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

1. We note your revised disclosures in response to our prior comment 2 and are unclear as to how the amended 8-K complies with Item 304(a)(1)(iv) of Regulation S-K. Please amend your Form 8-K to explicitly state if during the company's two most recent fiscal years and <u>any subsequent interim period preceding such resignation</u> (i.e. through July 20, 2009), there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

****

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant